October 22, 2019

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Stephen Krikorian
Accounting Branch Chief
Ryan Rohn
Staff Accountant

Re:	EVERTEC, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018, filed February 26, 2019
File No. 001-35872

Dear Mr. Krikorian:

On behalf of EVERTEC, Inc. (“EVERTEC”, “we”, “Management” or the “Company”), we hereby submit the following response to the letter dated October 9, 2019, from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Management’s response to your comment in the letter dated September 10, 2019.

To assist the Staff’s review, we have retyped the text of the comment below:

Form 10-K, Filed February 26, 2019

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Revenue recognition, page 34

1.
It is still unclear to us how your policies regarding immaterial promises and material rights are consistent with the guidance. However, it does appear that the impact of such policies has not been material to your financial statements. If you plan to continue to include these policies in your disclosures, please also include their impact. In this regard, please disclose the impact of your policy on determining immaterial promises has not been material, and regarding your policy on material rights, state that to date your contracts have not included customer options for additional goods or services for free or at a discount, or renewal options, as noted in your response.

Management’s Response:

We respectfully acknowledge the Staff’s comment and, considering that the policies included in our Form 10-K for the year ended December 31, 2018 are not material to our financial statements, we have decided to omit the referenced description of those policies from our disclosure.

If you have any further questions or require any additional information, please do not hesitate to contact me at joaquin.castrillo@evertecinc.com or (787) 759-9999 extension 4077, or Diana I. Rivera, Senior Vice President and Corporate Controller, at diana.rivera@evertecinc.com or (787) 759-9999 extension 4856.

Sincerely,

/s/ Joaquin A. Castrillo-Salgado
Name: Joaquin A. Castrillo-Salgado
Title: Chief Financial Officer